

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 20, 2021

VIA E-MAIL

Stephen M. Jackson
Senior Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

> Re: Nationwide VLI Separate Account-7
> Nationwide Variable University Life Protector- New York ("Protector")
> Nationwide Life Insurance Company
> Initial Registration Statement on Form N-6
> File Nos. 333-258035; 811-21610
>
> Nationwide VLI Separate Account-7
> Nationwide Life Variable Universal Life Accumulator – New York ("Accumulator")
> Nationwide Insurance Company
> Initial Registration Statement on Form N-6
> File Nos. 333-258039; 811-21610

Dear Mr. Jackson:

On July 20, 2021, you filed the above-referenced registration statements on Form N-6 on behalf of Nationwide Life Insurance Company ("Nationwide") and its separate account. The following comments are based on a review of the prospectuses, statements of additional information, and Part Cs as filed on EDGAR. Based on our review, we have the following comments.

Our comments reference Protector.[1] Please note that unless indicated otherwise, all comments also apply to Accumulator.

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Protector Form N-6 registration statement unless otherwise indicated.

General

1. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of Nationwide's guarantees under the policy or whether Nationwide will be solely responsible for payment of policy benefits.

2. Please confirm that all missing information and all exhibits will be filed in pre-effective amendments to the registration statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, or on information supplied supplementally.

3. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statements and initial summary prospectuses.

4. The product name on EDGAR is "Nationwide YourLife Protector iVUL" and the product name of the prospectus cover page is "Nationwide® Variable Universal Life Protector – New York." Please reconcile these differences.

Cover Page

5. Please revise the fourth paragraph to include any New York-specific rights applicable to the "right to cancel" period, *e.g.*, the minimum cancellation period and the refund amount.

Key Information Table ("KIT")

6. Please ensure the KIT in the Summary and Statutory Prospectuses on the website appropriately links to the correct sections in the applicable Statutory Prospectus that are cross-referenced, and that these cross-referenced sections discuss the relevant provisions.

7. For the Accumulator product, in Charges for Early Withdrawals, please reconcile the disclosure that states that the surrender charge is imposed for 15 years from the policy date and the item 7 disclosure that shows a 10 year surrender charge schedule.

8. With respect to Ongoing Fees and Expenses, please confirm that Nationwide does not assess a Platform Charge to make any of the underlying mutual funds available as investment options under the policy. If the Nationwide does charge a Platform Charge, please include the maximum Platform Charge associated with each Portfolio Company when calculating minimum and maximum Annual Portfolio Company Expenses as required by Item 2, Instruction 2(c)(ii)(A) of Form N-6.

9. In Tax Implications, please state that withdrawals (partial and full surrenders) <u>will</u> (not <u>may</u>) be subject to ordinary income tax (emphasis added). *See* Instruction 5 (final sentence).

<u>Overview of the Policy</u>

10. In the third paragraph, last sentence under "Purpose," please state for whom the policy may be appropriate, *e.g.*, by discussing an investor's time horizon, liquidity needs, and financial goals relative to the policy. *See* Item 3(a) of Form N-6.

11. In the first paragraph, last sentence under "Premiums," please correct the cross-reference from "Unfavorable Investment Experience" to "Unfavorable Sub-Account Investment Experience" throughout the prospectus.

12. Under Policy Features, subheading Taxes, please delete the phrase "Unlike other variable insurance products Nationwide offers" or more fully describe these other products. In addition, please supplementally explain whether Nationwide's other insurance products require such distributions and under what circumstances.

13. In that same paragraph, the cross reference to "Taxes" incorrectly implies that Individual Flexible Premium Adjustable Variable, Fixed, and Index-Linked Universal Life Insurance Policies' distribution requirements (or lack thereof) will be discussed in the Taxes section. Please reconcile.

<u>Fee Table</u>

14. Please include "Other than Annual Underlying Mutual Fund Expenses" in the "Periodic Charges" header row. *See* Item 4 of Form N-6.

15. Under Cost of Insurance Charge, please consider deleting footnote 1 as it is not specifically required by the form. We note that that characteristics associated with the minimum and maximum charge are not disclosed for other policy features that have charges that vary by individual characteristics.

16. In the Underlying Mutual Fund Expenses table, please confirm that the minimum and maximum fees represented (i) do not include any fee waivers or reimbursements (that they are gross numbers), and (ii) do or do not include any platform charges.

<u>Principal Risks</u>

17. The first full paragraph, fifth sentence states that "A policy owner may not earn sufficient returns from their selection of investment options to pay a policy's periodic charges…"

Please disclose where appropriate that Nationwide's selection of the underlying mutual funds may also affect a policy owner's return.

18. In "Risk of Allocating Cash Value to the General Account Options," for clarity, please provide a cross reference, create a new defined term, or otherwise explain "guaranteed minimum interest crediting rates."

19. In "State Variations," there is a reference to "Appendix B: State Variations" but no such appendix is included. If this policy is only available in New York, please delete the reference to this appendix and make corresponding changes throughout the prospectus.

Policy Investment Options

20. In the box under "Indexed Investment Options," please insert "believes it has" before "has a reasonable basis" in the last sentence.

21. In the first bullet under "Indexed Investment Options," please quantify or otherwise explain the weighting of the blend, *i.e.*, how will the three indexes be weighted in calculating the interest.

Transfers Among and Between the Policy Investment Options

22. Under "U.S. Mail Restrictions," last sentence before the table, for clarity, consider changing "may restrict the form in which transfer requests will be accepted" to "may require transfer requests to be submitted via U.S. mail."

The Policy

23. Under "Beneficiaries," third paragraph, please clarify, if accurate, that the policy owner must send the policy to Nationwide for endorsement.

24. Under "Premium Payments," second bullet, please note that there is no corresponding cross-reference to "How Monthly Deductions are Processed." Please reconcile.

25. Under "Exchanging the Policy," please clarify whether the new policy must be (instead of "may be") one of Nationwide's available fixed benefit individual life insurance policies. If "may be" is correct, please disclose other examples.

26. Under "Exchanging the Policy," please clarify whether the type of policy exchange discussed in the second paragraph is a contractual right in New York.

27. Under "Exchanging the Policy," in the fourth paragraph, fifth sentence beginning "The policy owner may request…" please disclose whether Nationwide reserves the right to deny the request and under what circumstances.

Standard Policy Charges

28. In "Cost of Insurance Charge," please disclose the current Cost of Insurance Charge as required by Item 7(a) of Form N-6. You may show a range of charges. Where possible, please identify the amount of any charge as a percentage or dollar figure (*e.g.*, 0.95% of average daily net assets, $5 per exchange, $5 per thousand dollars of face amount).

29. In "1,000 of Specified Amount Charge," fifth paragraph, please insert "please insert "Specified Amount" before charge for consistency. *I.e.*, "The Specified Amount Charge is calculated" (underlined words are additions).

30. Under "Types of Payments Nationwide Receives," in the third bullet, please insert "If consistent with applicable law" before "Such payments may be derived…"

31. Under "Identification of Underlying Mutual Funds," in the third paragraph, please more clearly identify the "direct effect" of higher policy fees, charges, and underlying mutual fund fees and expenses on the policy's investment performance, *i.e.*, that the policy's investment performance will decrease.

Policy Riders and Charges

32. In the "Overlapse Loan Protection Rider" under "Availability," please add a cross reference to direct the policy owner to the Guideline Premium/Cash Value Corridor Test section.

33. In the "Overlapse Loan Protection Rider" under "Eligibility," for the fourth bullet, please clarify whether the 15 year threshold requirement means 15 consecutive years, or in the case of a reinstated policy, 15 years In Force.

34. In example under "Overlapse Loan Protection Rider," please clarify how the Minimum Required Death Benefit was calculated.

35. Under "Overloan Lapse Protection Rider Charge," please note that there are words missing in the first sentence.

36. Under "Accelerated Death Benefit for Terminal Illness Rider" in the second paragraph, please reconcile the reference to a "non-correctable" terminal illness in light of the following sentence that defines a terminal illness.

37. Under "Premium Waiver Rider," if the rider is not available to an Insured who is disabled, please clearly state.

38. Under "Premium Waiver Rider," subheading "Benefit Duration," please clarify what happens if the Insured is age 65 at the time of total disability.

Policy Loans

39. Under "Collateral and the Policy Account," Item 13(d) of Form N-6 requires the prospectus to disclose that "amounts borrowed under a Contract do not participate in a Registrant's investment experience." Please revise accordingly.

Policy Owner Services

40. Under "Dollar Cost Averaging" in the last sentence of the first paragraph, please clarify whether these transfers are monthly, quarterly, annually, or otherwise and state how long they last.

41. Under "Dollar Cost Averaging" in the paragraph before the example, please disclose how the current restrictions on policy owner funds attributable to the fixed interest account(s) will be handled if Nationwide discontinues the Dollar Cost Averaging program. Specifically, the disclosure on page 27 states that transfers from the fixed interest options "of more than 25% of the Fixed Account value in any policy year ... may not be permitted." If termination of the Dollar Cost Averaging program could limit a policy owner's ability to reallocate remaining fixed account assets to the variable funds, please add disclosure to this effect.

Taxes

42. Please confirm that, to the extent relevant, the tax discussion here and throughout the prospectus reflects any currently effective provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, the Setting Every Community Up for Retirement Enhancement (SECURE) Act, the American Rescue Plan Act of 2021, and the Consolidated Appropriations Act of 2021.

43. Under "Federal Income Taxation of Death Benefits," subheading "Critical Illness," the defined term "policy owner" and the term "policyholder" are used interchangeably. Please reconcile.

44. Under "Tax Changes," please review the example regarding the FY 2013 potential budget proposal and consider whether it should be updated or deleted. In addition, please consider whether the last paragraph of this section referencing the Consolidated Appropriations Act of 2021 should be updated or deleted.

Statement of Additional Information - General Information and History

45. Please confirm that the information about Nationwide is accurate. The disclosure appears to be identical to disclosure found in registration statements for Nationwide Life and Annuity Insurance Company, and different from information included in other Nationwide VLI Separate Account-7 registration statements.

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Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, Nationwide and its underwriter must request acceleration of the effective date of the registration statements.

In closing, we remind you that Nationwide is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendments, please contact me at (202)551-6869 or Hunter-CeciH@sec.gov.

Sincerely,

/s/ Holly Hunter-Ceci

Holly Hunter-Ceci

cc: Michael Kosoff, Senior Special Counsel
        Christian Sandoe, Assistant Director